Franny's Distribution Inc.

ANNUAL REPORT

100 Elk Park Drive, Suite 204
Asheville, NC 28804
(828) 505-0446

www.frannysfarmacy.com

This Annual Report is dated March 24, 2020

BUSINESS

This is a CBD and Hemp product distribution company. We distribute to our dispensaries and to wholesale accounts. The distribution center also fills retail orders coming from online purchases.

Previous Offerings

Between April 18, 2019 and June 17,2019, we sold 53,469 [shares of non-voting common stock] in exchange for $2 per share under Regulation Crowdfunding.

Between July 5, 2019 and December 3,2019, we sold 53,500 [shares of non-voting common stock] in exchange for $8 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Franny's Distribution Inc was created in October of 2018. During 2019 the company saw growth in the online retail and wholesale accounts. During 2019 the company did gross sales in excess of 1 million dollars.

We used the money raised in the 2 Reg CF campaigns to complete a number of projects designed to help increase business for the coming years. Our biggest investment went into rebuilding our website.

Operating Results – 2019 Compared to 2018

The company incorporated on October 29 2018 and started operations the last 2 months of 2018. Revenues went from $0 as of December 31, 2018 to $1,006,246 as of December 31, 2019. The increase in revenue was mainly due to the opening two corporate dispensaries in late 2018 that started to generate revenues in 2019. The two corporate dispensaries did a combined 1.1 million in sales and 50% of goods were purchased from Franny's Distribution Company. We also added some wholesale accounts and we grew our online retail sales business.

Our cost of goods sold increased with the growth of revenues in 2019 from 780 in 2018 to $648,504. The high cost of goods sold, that is 64% of sales, was because we built up inventory in 2019 to make sure we had the supply to meet the growing demand.

Marketing and sales increased to $161,521 in 2019 from 0 in 2018. Our comprehensive and aggressive marketing strategies also contributed to the company's rapid growth in 2019. We have a full-time social media manager who is responsible for 4 Facebook Accounts, Instagram and Twitter. We do TV commercials, print advertisements, we have a billboard, a number of digital marketing campaigns including: geofencing, geotargeting, weekly newsletters, SMS campaigns, remote events, influencers, giveaways, Facebook Live events.

General and administrative expenses went from $1,375 in 2018 to $373,055 in 2019. The growth in general and administrative was caused by the business growth, and huge investments we made as a startup business like a total overhaul of the branding look and feel and new website with added capabilities and in new staff. Payroll was in the amount of $143,406, constituting 39% of our general and administrative expenses because we hired additional employees to meet our business needs.

Though sales increased exponentially from 2018 to 2019, the company's high cost of goods sold and expenses in 2019 led to a net loss of $177,349, in 2019 compared to a loss of $2,155 in 2018 at inception.

Liquidity and Capital Resources

As of December 31, 2019, we have an accumulated deficit of $179,504 and cash of $ 249,138. The Company intends to raise additional funds through equity financing.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

Net cash (used in) provided by:	2019	2018
Operating activities	$(176,349)	$(2,155)
Investing activities	$ (5,043)	0
Financing activities	$ 424,764	$ 8,000

Operating Activities

Cash used in operating activities increased to $176,428 from $2,155 for the years ended December 31, 2019 and 2018, respectively. The increase in cash used in operating activities was primarily due to a higher net loss.

Investing Activities

Cash used in investing activities increased to $5,043 from 0 for the years ended December 31, 2019 and 2018, respectively. The increase in cash used in investing activities was primarily due to the company purchasing furniture and equipment.

Financing Activities

Cash provided by financing activities increased to $424,764 from $8,000 for the years ended December 31, 2019 and 2018, respectively. The increase in cash provided by financing activities was primarily due to the issuance of non-voting common stock for cash through the Company's Regulation Crowdfunding offering during 2019.

Debt

During 2019, the Company received a loan advance from its co-founder and CEO Jeff Tacy in the amount of $5,000. No interest rate and maturity date has been set for the loan. The loan has been classified as current.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Officers and directors
Frances "Franny" Tacy CoFounder, VP and Director
Jeff Tacy CoFounder, President and Director

Frances "Franny" Tacy

Franny's Farm Inc (Agritourism Farm)– CoFounder, Director, COO since 2012 (Primary Position). Franny's Investments Inc (CBD & Hemp Dispensary) - CoFounder, Director, COO since 8/2018. Hendersonville Farmacy Inc (CBD & Hemp Dispensary)- CoFounder, Director, COO since 10/2018. Franny's Distribution Inc (CBD Wholesale & Ecommerce)- CoFounder, Director, COO. Franny's time is spent overseeing the martketing, advertisement and product development for all 4 companies. She's also the ambassador for Franny's Brand and does a good deal of public speaking and education. Franny spends full-time plus performing her duties for the company. I was raised in Nashville, TN. My moma was a big-time corporate business woman and my daddy is a cattle farmer. They divorced when I was 4 so, I got to live in both of these amazing realities of business and farming. I spent most of my education in an all girls Catholic school because that's what they did back then when you were mischievous and a big talker. I had dreams of going out west so, I went to Forestry school in Flagstaff, AZ. I lived on a farm there for a few years. It was one of 3 Sustainable Agriculture programs in the country at that time. Funny, my husband was in a similar

program at the same time in Syracuse NY. I spent many years learning by adventure. I have a graduate degree in Education and taught school for 6 years. I worked in Pharmaceuticals for over a decade. My nickname was the "hippie in high heels." My career path has been Pharm to Farm. Ever since I can remember, I always wanted to live on a farm. I've been gardening since I was 8 and my granny used to say I had 10 green thumbs. Our family was a grand example of city farmers with chickens, bees and a garden. I've attended, participated in and taught at Organic Growers School for years among many other farming conventions. We are living the dream! We lost all our investments and our construction business in the economic strife and started over on Franny's Farm! We bought land overgrown with brambles and have turned into a paradise that we now get to share with others. Come on out to "the bowl of heaven" where dreams come true! Favorite Quotes: "We must be the change we wish to see in the world." –Gandhi "Music is too loud for just one station, love is too large for just one nation life is too short to make just one decision and god is too big for just one religion." — Michael Franti "You may say I'm a dreamer. But I'm not the only one. I hope someday you'll join us, and the world will live as one." – John Lennon "In the end, only kindness matters." – Jewel Perspectives: We all inherently know what is right and good so, just do it. We all make a difference and doing good makes everything better. Random Info: It's family first for me and everyone that knows me will vouch for it. I'm a Leo and loyal to the end, unless I have to eat you for lunch. Favorite things to do are trail run, see live music, dance with my son & hang out with my hubby. I have a degree in Forestry from Northern Arizona University. It was so close to the Grand Canyon, I hiked it 9 times. Have a masters in Education from Tennessee State University & taught special education for 6 years. Was one of the first women fire-fighters for the US Forest Service in Idaho. That was the early 90's. It took 3 tries to get to the top of Mt Rainer. Due to severe storms, we got pulled off the first two attempts. Climbed Mt Shasta too. Oh! And I canoed the Rio Grande with a buddy and 2 dogs. That was before the internet and easy access to information that would have told me how dangerous and deadly it was.

Jeff Tacy

Franny's Farm Inc (Agritourism Farm)– CoFounder, Director, CEO & CFO since 2012. Franny's Investments Inc (CBD & Hemp Dispensary) - CoFounder, Director, CEO & CFO since 8/2018. Hendersonville Farmacy Inc (CBD & Hemp Dispensary)- CoFounder, Director, CEO & CFO since 10/2018. Franny's Distribution Inc (CBD Wholesale & Ecommerce)- CoFounder, Director, CEO, CFO (Primary Position). Jeff is responsible for executive manage for everything Franny. He keeps the books, manages cash flow, evaluates company and employee performance. He also works on planning the growth strategy while evaluating the industry as a whole. Jeff spends full-time plus performing his duties for the company. Farming's in my blood. At the age of 4, I lived on a homestead farm with a garden, pigs, chickens, geese and a family horse. A few years later we upgraded to a full scale dairy farm. We milked 150 head of cattle twice a day and put up thousands of hay bales per year. I loved the constant need to keep busy and the fresh unpasteurized milk was one of my favorites. Economic challenges in the 1980's lead to the sale of the farm. I went to college in Syracuse, NY and earned a BS Environmental Studies. The next 8 years of my life were spent trying to advance my

career. I had a stint in the military and worked for state and local governments in land-use and zoning. I have my General Contractor's License and built, owned and operated a restaurant for several years. I'm huge into all things foodie but sold the restaurant and started my Contracting business. I completed my Master's in Engineering and work full time as a Project Manager while also facilitating the farm dream . Part of the Franny & Jeff commitment to live happily ever after is that we would live on a farm one day. And so the story goes and dreams do come true. Random Info: Frances and Zach are the best thing that happened in my life. I can build most anything faster and better than most people. Fixing equipment is not always my favorite task on the farm but someone has to do it. I prefer things that run on gasoline over riding 4-legged animals. I spent 4 months in Sri Lanka while doing a study abroad. I spent 3 months in Kuwait while in the military.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock Voting Shares	Jeff Tacy 22 Franny's Farm Rd Leicester, NC 28748	500,000 shares		__50____%
Common Stock Voting Shares	Frances Tacy 22 Franny's Farm Rd Leicester, NC 28748	500,000 shares		__50____%

RELATED PARTY TRANSACTIONS

From January 3, 2019 through December 31, 2019, the company sold finished products at 100% markup to Franny's Investments, Inc in the amount of $287,249. Franny's Investments, Inc is a retail dispensary owned 80% by Franny's Distribution, Inc founders Jeff Tacy and Franny Tacy.

From January 5, 2019 through December 31, 2019, the company sold finished products at 100% markup to Franny's Hendersonville Farmacy Inc, in the amount of $143,636. Hendersonville Farmacy, Inc is a retail dispensary owned 100% by Franny's Distribution, Inc founders Jeff Tacy and Franny Tacy.

From March 25, 2019 through December 31, 2019, the company purchased finished products from Franny's Manufacturing at a 20% markup cost from production cost in the amount of $122,806. Franny Manufacturing, Inc is owned 100% by Franny distribution, Inc founders Jeff Tacy and Franny Tacy.

From May 13, 2019 through December 31, 2019, the company purchased CBD flower from Franny's Farm in the amount of $9,659. Franny's Farm, Inc is owned by Franny distribution, Inc founders Jeff Tacy 49% and Franny Tacy 51%.

In 2019, Jeff Tacy and Franny Tacy, principal shareholders serving as the Chief Executive Officer (CEO) and Founders, entered into an employment contract with the Company for an annual salary of $19,500 for Jeff Tacy and $19,500 for Franny Tacy. Jeff Tacy received a salary of $21,750 for the year ended December 31, 2019. Franny Tacy received a salary of $9,750 for the year ended December 31, 2019.

During 2019, the Company received a loan advance from its co-founder and CEO Jeff Tacy in the amount of $5,000. No interest rate and maturity date has been set for the loan. The loan has been classified as current.

OUR SECURITIES

On February 28, 2019, we amended our articles of incorporation to authorize the issuance of 1,000,000 shares of voting common stock and 500,000 shares of non voting common stock , at no par value. As of December 31, 2019, 1,000,000 shares of voting common stock are outstanding and 106,960 shares of non voting common shares are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Classes of securities

Voting Shares: 1,000,000

The company has a total of 1,000,000 voting shares authorized and Frances and Jeff Tacy jointly own 1,000,000 of the voting shares.

Voting Rights

The holders of Voting Shares are entitled to one vote.

Dividend Rights

Holders of Voting Shares are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Voting Shares will be a business decision to be made by the Board from a time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Voting Shares are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Voting Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Non-Voting Shares and any additional class of stock that we may designate in the future.

The company has a total of 500,000 non-voting shares authorized

Voting Rights

The holders of Non-Voting Shares are not entitled to vote.

Dividend Rights

Holders of Non-Voting Shares are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Non-Voting Shares will be a business decision to be made by the Board from a time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Non-Voting Shares are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Non-Voting Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Voting Shares and any additional class of stock that we may designate in the future.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

[COMPANY NAME]

By   /s/ _Jeff Tacy_

Name: _____

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Jeff Tacy, Principal Executive Officer of Franny's Distribution Inc, hereby certify that the financial statements of Franny's Distribution Inc included in this Report are true and complete in all material respects.

_____
Principal Executive Officer

FRANNY'S DISTRIBUTION INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018

Franny's Distribution Inc.
Index to Financial Statements
(unaudited)

FRANNY'S DISTRIBUTION INC
BALANCE SHEETS
AS OF DECEMBER 31, 2019, AND 2018
(unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Current Assets		
Cash and Cash Equivalents	249,138	5,845
Total Current Assets	249,138	5,845
Non-Current Assets		
Fixed Assets	5,043	-
Accumulated Depreciation	(514)	
Total Non Current Assets	4,529	-
TOTAL ASSETS	$ 253,667	$ 5,845
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities	407	-
Shareholder loan	5,000	
Total Current Liabilities	5,407	-
Total Liabilities	5,407	-
Equity		
Common Stock	-	-
Additional Paid In Capital	427,764	8,000
Retained Earnings	(2,155)	-
Net Income	(177,349)	(2,155)
Total Equity	248,260	5,845
TOTAL LIABILITIES & EQUITY	$ 253,667	$ 5,845

FRANNY'S DISTRIBUTION INC
STATEMENTS OF OPERATIONS
FOR YEARS ENDING DECEMBER 31, 2019 AND 2018
(unaudited)

	December 31, 2019	December 31, 2018
Revenue	$ 1,006,246	$ -
Cost of Goods Sold	648,504	780
Gross Margin	357,742	(780)
Expenses		
Advertising and Marketing	161,521	-
General and Administrative Expenses	373,055	1,375
Total Expense	534,577	1,375
Operating Income/(Loss)	(176,835)	(2,155)
Depreciation	514	-
Amortization	-	-
Non Operating Expenses		
Interest Expense	-	-
Other (Loss)/Income	-	-
Total Other Income (Expense)	514	(2,155)
Net income/(Loss)	$ (177,349)	$ (2,155)

FRANNY'S DISTRIBUTION INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR YEARS ENDING DECEMBER 31, 2019 AND 2018
(unaudited)

	Common stock		Non Voting Common Stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Inception (October 29, 2018)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders shares	100	-	-	-	8,000	-	8,000
Distribution	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(2,155)	(2,155)
Balance at December 31, 2018	100	-	-	-	8,000	(2,155)	5,845
Contribution	999,900	-	106,960	-	428,764	-	428,764
Distribution	-	-	-	-	(9,000)	-	(9,000)
Net income (loss)	-	-	-	-	-	(177,349)	(177,349)
Balance at December 31, 2019	1,000,000	$ -	106,960	$ -	$ 427,764	$ (179,504)	$ 248,260

FRANNY'S DISTRIBUTION INC
STATEMENTS OF CASH FLOWS
FOR YEARS ENDING DECEMBER 31, 2019 AND 2018
(unaudited)

	December 31, 2019	December 31, 2018
Cash flows from operating activities		
Net income	$ (177,349)	$ (2,155)
Depreciation	514	-
Total Adjustments to reconcile Net Cash Provided By Operations:		
Other Current Liabilities	407	-
Net Cash Provided By Operating Activities:	**(176,428)**	**(2,155)**
Cash flows from Investing Activities		
Property and equipment	(5,043)	-
Net Cash used in investing activities	**(5,043)**	**-**
Cash flows from Financing activities		
Borrowings from shareholder	5,000	
Contribution	419,764	8,000
Net cash received from financing activities	**424,764**	**8,000**
Net (decrease) increase in cash and cash equivalents	243,293	5,845
Cash and cash equivalents at beginning of period	5,845	-
Cash and cash equivalents at end of period	**$ 249,138**	**$ 5,845**

NOTE 1 – NATURE OF OPERATIONS

Franny's Distribution Inc was formed on October 29,2018 ("Inception") in the State of NC. The financial statements of Franny's Distribution Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Asheville, NC.

Franny's Distribution Inc is a wholesale and distribution company. It also owns and operates the online sales through www.frannysfarmacy.com. We grow the plants that go into our products. We distribute to our 2 current dispensaries and will supply our 2 new dispensaries that will open in the next 2 months. We also sell wholesale to other retailers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from wholesale accounts to our dispensaries and other retailers. Also sell online at our website. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NC state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

During 2019, the Company received a loan advance from its co-founder and CEO Jeff Tacy in the amount of $5,000. No interest rate and maturity date has been set for the loan. The loan has been classified as current.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

On October 22, 2018, the company entered a 1-year lease agreement with ELK MTN. Business Associates, LLC for a monthly rent of $1,050. The lease commenced on October 23, 2018 and expired on September 22, 2019, after one year. The lease payments have been month to month after it expired.

As of December 31, 2019, rent expense was in the amount of $13,650.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
During 2019, the company amended its artitcles of incorporation to 31, 2018, no shares have been issued an outstanding.

As of February 10, 2019, we amended our articles of incorporation to authorize the issuance of 1,00,000 shares of voting common stock and 500,000 shares of non-voting common stock at no par value. As of December 31, 2019, 1,000,000 shares of voting common stock are issued and outstanding to founders Jeff and France Tacy and 106,960 shares of non-voting stocks are issued and outstanding to crowdfunding investors.

NOTE 6 – RELATED PARTY TRANSACTIONS

From January 3, 2019 through December 31, 2019, the company sold finished products at 100% markup to Franny's Investments, Inc in the amount of $287,249. Franny's Investments, Inc is a retail dispensary owned 80% by Franny's Distribution, Inc founders Jeff Tacy and Franny Tacy.

From January 5, 2019 through December 31, 2019, the company sold finished products at 100% markup to Franny's Hendersonville Farmacy Inc, in the amount of $143,636. Hendersonville Farmacy, Inc is a retail dispensary owned 100% by Franny's Distribution, Inc founders Jeff Tacy and Franny Tacy.

From March 25, 2019 through December 31, 2019, the company purchased finished products from Franny's Manufacturing at a 20% markup cost from production cost in the amount of $122,806. Franny Manufacturing, Inc is owned 100% by Franny distribution, Inc founders Jeff Tacy and Franny Tacy.

From May 13, 2019 through December 31, 2019, the company purchased CBD flower from Franny's Farm in the amount of $9,659. Franny's Farm, Inc is owned by Franny distribution, Inc founders Jeff Tacy 49% and Franny Tacy 51%.

In 2019, Jeff Tacy and Franny Tacy, principal shareholders serving as the Chief Executive Officer (CEO) and Founders, entered into an employment contract with the Company for an annual salary of $19,500 for Jeff Tacy and $19,500 for Franny Tacy. Jeff Tacy received a salary of $21,750 for the year ended December 31, 2019. Franny Tacy received a salary of $9,750 for the year ended December 31, 2019.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 29, 2020, the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.